UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                           UNITY WIRELESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001*
                         (Title of Class of Securities)

                                   913347 10 0
                                 (CUSIP Number)

                      CLAL INDUSTRIES AND INVESTMENTS LTD.
                              THE TRIANGULAR TOWER
                                   45TH FLOOR
                                3 AZRIELI CENTER
                                 TEL AVIV 67023
                            ATTN: CORPORATE SECRETARY
                            TELEPHONE: 972-3-6075794
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               SEPTEMBER 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: [_]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* AS SOME OF THE SECURITIES BENEFICIALLY OWNED BY THE REPORTING PERSONS ARE SERIES B CONVERTIBLE NON-REDEEMABLE PREFERRED SHARES, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SERIES B SHARES"), EACH OF WHICH IS CURRENTLY CONVERTIBLE INTO 1,000 SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE, OF THE ISSUER (THE "SHARES"), OR REFLECT OTHER SECURITIES, SUCH AS NOTES AND WARRANTS, UNLESS THE CONTEXT SUGGESTS OTHERWISE, THE FIGURES IN THIS STATEMENT ARE SHOWN ON AN AS CONVERTED AND AS EXERCISED BASIS AND THE TERM SHARES INCLUDES CONVERTIBLE SECURITIES, NOTES AND WARRANTS.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Israel Infinity Venture Capital (Corporate General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Cayman Island
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,249,672 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,249,672 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,249,672 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.62%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 384,514 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Infinity I Annex Fund (General Partner) Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            7,973,023 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        7,973,023 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,973,023 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.94%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 2,453,238 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     FBR Infinity II Venture Partners Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Bermuda
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            13,812,983 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        13,812,983 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     13,812,983 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.83%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 4,300,501 Shares and debentures convertible into 1,309,156 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Venture Capital Fund Management Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            645,291 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        645,291 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     645,291 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.32%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 50,944 Shares and notes convertible into 594,347 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clal Industries and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            32,313,528 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        32,313,528 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     32,313,528 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.97%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,564,535 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 1,725,152 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Clalit Finance and Investments Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            82,406 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        82,406 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     82,406 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.04%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 25,356 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     RDC Rafael Development Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            789,497 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        789,497 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     789,427 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.4%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 62,330 Shares and notes convertible into 727,167 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,073,566 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,073,566 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,073,566 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.53%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 84,756 Shares and notes convertible into 988,810 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     ECI Telecom Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            353,485 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        353,485 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     353,485 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.17%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 27,907 Shares and notes convertible into 325,578 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007. See Item 5.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Discount Investment Corporation Ltd. ("DIC")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            1,995,193 *
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        1,995,193 *
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,995,193 *
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.99%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 157,516 Shares and notes convertible into 1,837,677 Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Development Corporation Ltd. ("IDB Development")
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not Applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 8,821,250 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, 54,938 Shares (the "CIEH Shares") beneficially owned by a wholly owned subsidiary of Clal Insurance Enterprises Holdings Ltd. ("CIEH"), a subsidiary of IDB Development, for its own account.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, the CIEH Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nochi Dankner
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, the CIEH Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Shelly Bergman
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, the CIEH Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ruth Manor
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, the CIEH Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

                                  SCHEDULE 13D

CUSIP NO. 913347 10 0

--------------------------------------------------------------------------------
1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Avraham Livnat
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
--------------------------------------------------------------------------------
3)   SEC USE ONLY

--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS
     Not applicable
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)       [_]
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel
--------------------------------------------------------------------------------
                   7)   SOLE VOTING POWER
                        0
NUMBER OF          -------------------------------------------------------------
SHARES             8)   SHARED VOTING POWER
BENEFICIALLY            34,147,516*
OWNED BY           -------------------------------------------------------------
EACH               9)   SOLE DISPOSITIVE POWER
REPORTING               0
PERSON WITH        -------------------------------------------------------------
                   10)  SHARED DISPOSITIVE POWER
                        34,147,516*
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     34,147,516*
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     [_]
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     16.88%**
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

* Includes warrants exercisable into 9,753,307 Shares, debentures convertible into 1,309,156 Shares and notes convertible into 3,237,251 Shares. The 34,147,516 Shares include, among others, the CIEH Shares.

** Based on 202,328,480 Shares outstanding (on an as converted basis) as of August 20, 2007.

     This Amendment No. 2 amends and supplements the Statement on Schedule 13D, as amended (the "Statement") in respect of the shares of Common Stock, par value $0.001 per share (the "Shares"), of Unity Wireless Corporation (the "Issuer"), filed by Israel Infinity Venture Capital (Corporate General Partner) Ltd., Infinity I Annex Fund (General Partner) Ltd., FBR Infinity II Venture Partners Ltd., Clal Venture Capital Fund Management Ltd., Clal Industries and Investments Ltd., Clalit Finance and Investments Ltd., RDC Rafael Development Corporation Ltd., Elron Electronic Industries Ltd., ECI Telecom Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat (collectively, the "Reporting Persons"), with the Securities and Exchange Commission.

     Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to such terms in the Statement.

     The following amends and supplements Items 2, 3, 4, 5, 6 and 7 of the Statement.

ITEM 2. IDENTITY AND BACKGROUND.

The third paragraph of Section 5 in Item 2 of the Statement is hereby amended and replaced in its entirety by the following:

     Clal Industries and Koor (as defined below) beneficially own approximately 13% and 28% of the outstanding ordinary shares of ECI (as defined below), respectively, and have entered into an agreement regarding, among other things, the voting of their ECI shares. By reason of Clal Industries' interest in ECI, Clal Industries may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares directly owned by ECI. Both Koor and Clal Industries have agreed to sell all of their shareholdings in ECI. The closing of this sale is due shortly.

Sections 7, 8, and 11, 12 and 13 in Item 2 of the Statement are hereby amended and replaced in their entirety by the following:

     (7) RDC Rafael Development Corporation Ltd. is an Israeli company ("RDC"), with its principal office at Building 7b, Industrial Area, Yoqneam 20692, Israel. RDC is engaged in the establishment and development of technology companies for the commercial non-military application of technologies developed by Rafael Armament Development Authority Ltd. RDC owns the Shares directly. DEP Technology Holdings Ltd., an Israeli company ("DEP") and a wholly owned subsidiary of Elron (as defined below), holds 50.1% of the voting power of RDC.

     (8) Elron Electronic Industries Ltd. is an Israeli public company ("Elron"), with its principal office at the Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. Elron is a high technology operational holding company, and is engaged through affiliates with a group of high technology operating companies in the fields of medical devices, information and communications technology, clean technology and semiconductors. The outstanding shares of Elron are traded on the NASDAQ Global Select Market and on the Tel Aviv Stock Exchange. DIC (as defined below) beneficially owns approximately 48.6% of the outstanding shares of Elron. By reason of Elron's interest in DEP which in turns holds 50.1% of the voting power of RDC, Elron may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned by RDC.

The second paragraph of Section 10 in Item 2 of the Statement is hereby amended and replaced in its entirety by the following:

     DIC owns the Shares directly and by reason of its ownership interest in Elron, may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Elron. In addition, DIC and IDB Development (as defined below) own approximately 45.1% and 9.8% of the outstanding ordinary shares of Koor Industries Ltd., an Israeli public company ("Koor"), respectively. Koor and Clal Industries beneficially own approximately 28% and 13% of the outstanding ordinary shares of ECI, respectively. By reason of DIC's interest in ECI (through Koor), DIC may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares directly owned by ECI. Both Koor and Clal Industries have agreed to sell all of their shareholdings in ECI. The closing of this sale is due shortly.

Sections 11, 12 and 13 in Item 2 of the Statement are hereby amended and replaced in their entirety by the following:

     (11) IDB Development Corporation Ltd. is an Israeli public company ("IDB Development"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Development is an investment company, which, through subsidiaries invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Development are listed for trading on the Tel Aviv Stock Exchange.

          IDB Development owns the Shares directly and through its wholly owned subsidiary, Clalit Finance. In addition, IDB Development owns the majority of the outstanding shares of, and controls, Clal Industries and DIC. By reason of IDB Development's control of Clal Industries and DIC, IDB Development may be deemed to be beneficial owner of, and to share the power to vote and dispose of, the Shares beneficially owned by Clal Industries and DIC.

     (12) IDB Holding Corporation Ltd. is an Israeli public company ("IDB Holding"), with its principal office at the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. IDB Holding is an investment company that, through subsidiaries invests in companies engaged in various sectors of the Israeli economy. The outstanding shares of IDB Holding are listed for trading on the Tel Aviv Stock Exchange.

          IDB Holding owns the majority of the outstanding shares of, and controls, IDB Development. By reason of IDB Holding's control of IDB Development, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Shares owned beneficially by IDB Development.

     (13) Mr. Nochi Dankner, whose address is the Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. His present principal occupation is Chairman and Chief Executive Officer of IDB Holding; Chairman of IDB Development, DIC and Clal Industries; director of companies.

Paragraphs 1, 3 and 4 following Section 16 of Item 2 of the Statement is hereby amended and replaced in its entirety by the following:

     Nochi Dankner (together with a private company controlled by him) and his sister Shelly Bergman control Ganden Holdings Ltd. ("Ganden Holdings"), a private Israeli company. Ganden Holdings owns, as of September 20, 2007, approximately 49.2% of the outstanding shares of IDB Holding (of which, approximately 11.5% of the outstanding shares of IDB Holding are held directly and approximately 37.7% of the outstanding shares of IDB Holding are held through Ganden Investments I.D.B. Ltd. ("Ganden"), a private Israeli company, which is an indirect wholly owned subsidiary of Ganden Holdings). In addition, Shelly Bergman holds, through a wholly owned company, approximately 7.2% of the outstanding shares of IDB Holding.

     Ruth Manor controls Manor Holdings B.A. Ltd. ("Manor Holdings"), a private Israeli company which owns, as of September 20, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.15% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Manor Investments - IDB Ltd. ("Manor"), a private Israeli company which is controlled by Manor Holdings). Manor also holds directly approximately 0.32% of the outstanding shares of IDB Development. Ruth Manor's husband, Isaac Manor, and their son, Dori Manor, are directors of IDB Holding and IDB Development.

     Avraham Livnat controls Avraham Livnat Ltd., a private Israeli company, which owns, as of September 20, 2007, approximately 11.5% of the outstanding shares of IDB Holding (of which, approximately 1.17% are held directly and approximately 10.34% of the outstanding shares of IDB Holding are held through Avraham Livnat Investments (2002) Ltd. ("Livnat"), a private Israeli company, which is a wholly owned subsidiary of Avraham Livnat Ltd.). Zvi Livnat, a son of Avraham Livnat, is a director of IDB Holding and IDB Development and Shay Livnat, a son of Avraham Livnat, is a director of IDB Development.

ITEM 4. PURPOSE OF TRANSACTION.

The third paragraph in Item 2 of the Statement is hereby amended and replaced in its entirety by the following:

The Notes, which matured on June 12, 2007, have a conversion price of $0.25 per Share, subject to adjustments. Under the terms of the Notes, the Issuer is not required to make payments to the holders of Notes for as long as such payment is prohibited under the terms of an agreement between the Issuer and Bank HaPoalim, dated June 8, 2006 (the "Bank Agreement"). Pursuant to the Bank Agreement, the Notes beneficially held by the Reporting Persons are currently convertible into Shares.

Also, see Item 6 which is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Percentages are based on 202,328,480 Shares outstanding (on an as converted basis), consisting of 168,180,964 Shares outstanding as of August 20, 2007, based on the Issuer's Form 10QSB filed with the SEC on August 20, 2007, and the 34,147,516 Shares (on an as converted and as exercised basis) beneficially owned by the Reporting Persons (in the aggregate).

As of September 20, 2007:

     (1) Infinity I GP is the beneficial owner of 1,249,672 Shares (including Celletra Warrants exercisable into 384,514 Shares) owned by the Infinity I Funds, representing approximately 0.62% of the Shares outstanding (on an as converted basis).

     (2) Infinity Annex GP is the beneficial owner of 7,973,023 Shares (including Celletra Warrants exercisable into 2,453,238 Shares) owned by the Infinity Annex Fund, representing approximately 3.94% of the Shares outstanding (on an as converted basis).

     (3) Infinity II GP is the beneficial owner of 13,812,983 Shares (including Celletra Warrants and December Warrants exercisable into an aggregate of 4,300,501 Shares) owned by the Infinity II Funds, representing approximately 6.83% of the Shares outstanding (on an as converted basis).

By reason of the relationships among Infinity I LP, Infinity I GP, Infinity Annex GP, Infinity II LP and Infinity II GP (together, the "Infinity Group"), demonstrated by (1) the overlapping directors and partners of the Infinity Funds and (2) their agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 above, they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Exchange Act. Consequently, the Infinity Group may be deemed to be the beneficial owners, and to share the power to vote and dispose of, 23,035,678 Shares owned in the aggregate by the Infinity Funds (as described in clauses (1) through (3) above) (the "Infinity Shares"), representing approximately 11.38% of the Shares outstanding (on an as converted basis). Each of these Reporting Persons disclaims the existence of such Infinity Group and disclaims beneficial ownership of all of the Shares, other than those reported hereinabove as being beneficially owned by such Reporting Person.

     (4) CVCM is the beneficial owner, and shares with Clal Industries the power to vote and dispose of, 645,291 Shares (including Avantry Warrants exercisable into 50,944 Shares and Notes convertible into 594,347 Shares) owned by CVC, representing approximately 0.32% of the Shares outstanding (on an as converted basis).

     (5) Clal Industries is the beneficial owner, and shares with ECI and CVCM the power to vote and dispose of, 9,277,850 Shares (including Celletra Warrants exercisable into 2,278,412 Shares, Avantry Warrants exercisable into 147,870 Shares and Notes convertible into 1,725,152 Shares) owned in the aggregate by Clal Industries (including its wholly owned subsidiary, Clal Electronics), ECI and CVC, representing approximately 4.58%, of the Shares outstanding (on an as converted basis). Clal Industries disclaims beneficial ownership of the ECI Shares.

By reason of the interests of Clal Industries in the Infinity Funds as described in Item 2 of the Statement and the agreement in connection with the designation of directors to the Board of Directors of the Issuer as described in Item 4 of the Statement, it may be deemed to control the Infinity Group. Consequently, Clal Industries may be deemed to be the beneficial owner, and to share with CVCM and the Infinity Group the power to vote and dispose of 32,313,528 Shares owned in the aggregate by Clal Industries, Clal Electronics, ECI, CVC and the Infinity Funds, representing approximately 15.97% of the Shares outstanding (on an as converted basis). Clal Industries disclaims the existence of a "group" within the meaning of Section 13(d)(3) of the Exchange Act and disclaims beneficial ownership of the Infinity Shares.

     (6) Clalit Finance is the beneficial owner, and shares with IDB Development the power to vote 82,406 Shares and the power to dispose of 25,368 Shares (including Celletra Warrants exercisable into 25,356 Shares) owned by Clalit Finance, representing approximately 0.04% of the Shares outstanding (on an as converted basis).

     (7) RDC is the beneficial owner, and shares with Elron and DIC the power to vote and dispose, of the 789,497 Shares (including Avantry Warrants exercisable into 62,330 Shares and Notes convertible into 727,167 Shares) owned by RDC, representing approximately 0.4% of the Shares outstanding (on an as converted basis).

     (8) Elron is the beneficial owner, and shares with RDC and DIC the power to vote and dispose, of the 1,073,566 Shares (including Avantry Warrants exercisable into 84,756 Shares and Notes convertible into 988,810 Shares) owned in the aggregate by Elron and RDC, representing approximately 0.53% of the Shares outstanding (on an as converted basis).

     (9) ECI is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose, of the 353,485 Shares (including Avantry Warrants exercisable into 27,907 Shares and Notes convertible into 325,578 Shares) owned by ECI (the "ECI Shares"), representing approximately 0.17% of the Shares outstanding (on an as converted basis).

     (10) DIC is the beneficial owner, and may be deemed to share with Elron and ECI the power to vote and dispose of, 1,995,193 Shares (including Avantry Warrants exercisable into 157,516 Shares and notes convertible into 1,837,677 Shares) owned in the aggregate by DIC and beneficially owned by Elron and ECI, representing approximately 0.99% of the Shares outstanding (on an as converted basis). DIC disclaims beneficial ownership of the ECI Shares.

     (11) IDB Development is the beneficial owner, and may be deemed to share with DIC and Clal Industries the power to vote and dispose of, 34,147,516 Shares owned in the aggregate by IDB Development (including its wholly owned subsidiary, Clalit Finance) and beneficially owned by DIC and Clal Industries (including the Infinity Shares), representing approximately 16.88% of the Shares outstanding (on an as converted basis). IDB Development may also be deemed to share the power to vote and dispose of the 54,938 Shares (including Celletra Warrants exercisable into 16,904 Shares) held by Clal Insurance Enterprises Holdings Ltd. and its wholly owned subsidiary (the "CIEH Shares"), for a total of 34,147,516 Shares (including Celletra Warrants exercisable into 8,821,250 Shares, Avantry Warrants exercisable into 277,479 Shares, Avantry Notes convertible into 3,237,251 Shares, Debentures convertible into 1,309,156 Shares and December Warrants exercisable into 654,578 Shares) in the aggregate, representing approximately 16.88% of the Shares outstanding (on an as converted basis). IDB Development disclaims beneficial ownership of all Shares other than the Shares owned by IDB Development and its wholly owned subsidiary Clalit Finance.

     (12) IDB Holding and the Reporting Persons who are natural persons may be deemed to share the power to vote and dispose of the 34,147,516 Shares beneficially owned by IDB Development, representing approximately 16.88% of the Shares outstanding (on an as converted basis). IDB Holding and the Reporting Persons who are natural persons disclaim beneficial ownership of these shares.

     Information provided to the Reporting Person indicates that the persons named in Schedules A through J to the Statement did not beneficially own as of September 20, 2007 any Shares.

     (c) The Reporting Persons have not effected any transactions in the Shares in the past 60 days ending on September 20, 2007, except as set forth above. Information provided to the Reporting Persons indicates that none of the persons named in Schedules A through J to the Statement purchased or sold during the last 60 days ending on September 20, 2007, any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On September 20, 2007, Clal Industries, Clal Electronics and CVCM (collectively, the "Sellers") entered into a Sale and Transfer Agreement (the "Purchase Agreement"), whereby the Sellers agreed to sell to Infinity-NSF Fund, L.P., a Cayman Islands exempted limited partnership, all of their securities of the Issuer, consisting of 5,126,416 Shares, Celletra Warrants to purchase 2,278,412 Shares, Avantry Warrants to purchase 119,963 Shares and Notes in the principal amount of $349,893.48 for an aggregate purchase price of $100,000, subject to adjustments specified in the Purchase Agreement. Infinity-NSF is a venture capital fund. Its general partner is Infinity-NSF Partners Ltd., a Cayman Islands exempted company. Messrs. Amir Gal Or and Avishai Silvershatz, partners in Infinity, have an equity interest in, and serve on the board of directors of, Infinity-NSF Partners Ltd. The closing of the Purchase Agreement is subject to customary closing conditions.

THE FOREGOING DESCRIPTION OF THE PURCHASE AGREEMENT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO, THE PROVISIONS OF THE PURCHASE AGREEMENT FILED AS EXHIBIT 1 HERETO.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Schedule A-J:       Name, citizenship, residence or business address and present principal occupation of the directors and executive officers
                    (or managing partners, as applicable) of Infinity I GP, Infinity Annex GP and Infinity II GP, CVCM, Clal Industries,
                    Clalit Finance, RDC, Elron, ECI, DIC, IDB Development and
                    IDB Holding

Exhibit 1           Sale and Transfer Agreement, dated September 20, 2007

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 25, 2007


                Israel Infinity Venture Capital (Corporate General Partner) Ltd. Infinity I Annex Fund (General Partner) Ltd.
                FBR Infinity II Venture Partners Ltd.
                Clal Venture Capital Fund Management Ltd.
                Clal Industries and Investments Ltd.
                Clalit Finance and Investments Ltd.
                RDC Rafael Development Corporation Ltd.
                Elron Electronic Industries Ltd.
                ECI Telecom Ltd.
                Discount Investment Corporation Ltd.
                IDB Development Corporation Ltd.
                IDB Holding Corporation Ltd.
                Mr. Nochi Dankner
                Mrs. Shelly Bergman
                Mrs. Ruth Manor
                Mr. Avraham Livnat

                BY: CLAL INDUSTRIES AND INVESTMENTS LTD.

                BY: /s/ Boaz Simons /s/ Yehuda Ben Ezra
                ---------------------------------------
                    Boaz Simons and Yehuda Ben Ezra, authorized signatories of Clal Industries and Investments Ltd., for itself and on behalf of the other Reporting Persons pursuant to agreement annexed as Exhibit 1 to the Statement.

Schedule A

                        Directors and Executive Officers
                                       of
        Israel Infinity Venture Capital (Corporate General Partner) Ltd.
                            (as of November 24, 2006)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Marshall Butler                                 Director and          Venture Capitalist
900 Third Avenue; 33rd Fl                       Managing Partner
New York, NY 10022-4775
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Dr. Kenneth Rind                                Director and          Investor
80 Columbus Circle,                             Managing Partner
NY, NY 10023
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Guy Rosen                                       Director              Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular Tower, 45th                          Ltd.
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Partner               Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

                        Directors and Executive Officers
                                       of
                  Infinity I Annex Fund (General Partner) Ltd.
                            (as of November 14, 2006)

Citizenship is the same as country of address, unless otherwise noted.

----------------------------------------------- --------------------- ----------------------------------------------------
NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Marshall Butler                                 Director and          Venture Capitalist
900 Third Avenue; 33rd Fl                       Managing Partner
New York, NY 10022-4775
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Dr. Kenneth Rind                                Director and          Investor
80 Columbus Circle,                             Managing Partner
NY, NY 10023
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Partner               Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

                        Directors and Executive Officers
                                       of
                     FBR Infinity II Venture Partners, Ltd.
                            (as of November 14, 2006)

Citizenship is the same as country of address, unless otherwise noted.

----------------------------------------------- --------------------- ----------------------------------------------------
NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
----------------------------------------------- --------------------- ----------------------------------------------------
Amir Gal-Or                                     Director and          Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd    Managing Partner
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Edward Wheeler                                  Director              President & COO of FBR Investment Management
612 Innsbruck Ave.
Great Falls, VA 22066
USA
----------------------------------------------- --------------------- ----------------------------------------------------
Guy Rosen                                       Director              Vice President of Clal Industries and Investments
3 Azrieli Center, The Triangular Tower, 45th                          Ltd.
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Avishai Silvershatz                             Managing Partner      Partner in Infinity Venture Capital
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------
Ariel Poppel                                    Chief Financial       Chief Financial Officer of Infinity Venture
3 Azrieli Center, The Triangular Tower, 42nd    Officer               Capital
floor, Tel-Aviv 67023, Israel
----------------------------------------------- --------------------- ----------------------------------------------------

Schedule B

                        Directors and Executive Officers
                                       Of
                    Clal Cla Venture Capital Management Ltd.
                           (as of September 20, 2007)

Citizenship is same as country of address, unless otherwise noted.

Executive Officers: None.

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------
Yehuda Ben Ezra,                              Director                          Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,*                                Director                          Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

*    Dual Citizenship of Israel and the Republic of Germany.

Schedule C

                        Directors and Executive Officers
                                       Of
                      Clal Industries and Investments Ltd.
                           (as of September 20, 2007)

Citizenship is same as country of address, unless otherwise noted.

NAME & ADDRESS                                POSITION                          CURRENT PRINCIPAL OCCUPATION
--------------                                --------                          ----------------------------
Nochi Dankner                                 Chairman of the Board of          Chairman and Chief Executive Officer of IDB
3 Azrieli Center, the Triangular Tower 44th   Directors and Co-Chief            Holdings; Chairman of IDB Development Clal
floor, Tel Aviv 67023, Israel                 Executive.                        Industries and Investments Ltd and  DIC;
                                                                                director of Companies.

Avi Fischer                                   Director                          Executive Vice President of IDB Holdings;
3 Azrieli Center, the Triangular Tower 45th                                     Deputy  Chairman of IDB Development;
floor, Tel Aviv 67023, Israel                                                   Co-Chief Executive Officer of Clal
                                                                                Industries and Investments Ltd.

Refael Bisker                                 Director                          Chairman of Property and Building
3 Azrieli Center, the Triangular Tower 44th                                     Corporation Ltd.
floor, Tel Aviv 67023, Israel

Marc Schimmel*                                Director                          Director of UKI Investments
54-56 Euston St., London NW1  U.K.

Yecheskel Dovrat                              Director                          Economic consultant and director of
1 Nachshon St., Ramat Hasharon, Israel.                                         companies.

Eliahu Cohen                                  Director                          Chief Executive Officer of IDB Development.
3 Azrieli Center, the Triangular Tower 44th
floor, Tel Aviv 67023, Israel

Shay Livnat                                   Director                          President of Zoe Holdings Ltd.
31st HaLechi St., Bnei Brak 51200, Israel

David Leviatan                                Director                          Director of Companies.
18 Mendele St., Herzeliya, Israel

Alicia Rotbard                                External Director                 Chief Executive Officer of Doors
6 Rosenblum St.                                                                 Information Systems Inc.
#6101 Sea&Sun, Tel Aviv, Israel

Nachum Langental                              External Director                 Director of companies
3 Jabotinski St., Ramat Gan, Israel

**Isaac Manor                                 Director                          Chairman of companies in the motor vehicle
Director                                                                        sector of the David Lubinski Ltd. Group.
26 Hagderot St., Savion

**Dori Manor                                  Director                          Chairman of companies in the motor vehicle
18 Hareches St., Savion                                                         sector of the David Lubinski Ltd. Group.

Adiel Rosenfeld                               Director                          Representative in Israel of Aktiva group.
42 Ha'Alon St., Timrat 23840, Israel

Zvi Livnat,                                   Co-Chief Executive                Co-Chief Executive of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Nitsa Einan,                                  Vice President and General        General Counsel of Clal Indistries and
3 Azrieli Center, the Triangular Tower 45th   Counsel.                          Investments Ltd.
floor, Tel Aviv 67023, Israel

Yehuda Ben Ezra                               Comptroller.                      Comptroller of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Gonen Bieber,***                              Vice President and Financial      Financial Manager of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th   Manager.                          Investments Ltd.
floor, Tel Aviv 67023, Israel

Guy Rosen,                                    Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

Boaz Simons,                                  Vice President                    Vice President of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

lan Amit,                                     Internal Auditor                  Internal Auditor of Clal Industries and
3 Azrieli Center, the Triangular Tower 45th                                     Investments Ltd.
floor, Tel Aviv 67023, Israel

*    British Citizenship

**   Israeli and French Citizenship

***  Dual Citizenship of Israel and the Republic of Germany.

Schedule D

                        Directors and Executive Officers
                                       Of
                        CLALIT FINANCE & INVESTMENTS LTD.
                           (as of September 23, 2007)

Executive Officers: None

NAME & ADDRESS                                POSITION                 CURRENT PRINCIPAL OCCUPATION
--------------                                --------                 ----------------------------
Haim Tabouch                                  Director                 Vice President and Comptroller of IDB
3 Azrieli Center, The Triangular Tower,                                Development; Comptroller of IDB Holding
45th floor, Tel-Aviv 67023, Israel

Schedule E

                        Directors and Executive Officers
                                       of
                     RDC RAFAEL DEVELOPMENT CORPORATION LTD.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mintekevich                                Chairman of the       Chairman of Elron.
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors
floor, Tel-Aviv 67023, Israel

Raanan Cohen                                    Director              CEO of Koor.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Avishai Friedman                                Director              Chief Executive Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam
20600, Israel

David Vaish                                     Director              Vice President for Finance & Chief Financial
Rafael, Haifa, Israel                                                 Officer of Rafael Armament Development Authority
                                                                      Ltd.

Yedidya Yaari                                   Director              President & Chief Executive Officer of Rafael
Rafael, Haifa, Israel                                                 Armament Development Authority Ltd.

Doron Birger                                    Director              President & Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Rinat Remler                                    Director              Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Director              Vice President of Elron.
3 Azrieli Center, The Triangular Tower 42nd
floor, Tel-Aviv 67023, Israel

Luva Drori                                      Director              Corporate Vice President, Business Development &
Rafael, Haifa, Israel                                                 Marketing of Rafael Armament Development
                                                                      Authority Ltd.

Moshe Meir (Miara)                              Director              Director, Subsidiary Companies of Rafael Armament
Rafael, Haifa, Israel                                                 Development Authority Ltd.

Ofir Gomeh                                      Chief Financial       Chief Financial Officer of RDC.
Yoqneam Industrial Park, Building 7, Yoqneam    Officer
20600, Israel

Schedule F

                        Directors and Executive Officers
                                       o f
                        ELRON ELECTRONIC INDUSTRIES LTD.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Arie Mientkavich                                Chairman of the       Chairman of Elron; Deputy Chairman of Gazit
3 Azrieli Center, The Triangular Tower, 42nd    Board of Directors    Globe Ltd and Chairman of Gazit Globe Israel
floor, Tel-Aviv 67023, Israel                                         (Development) Ltd

Ami Erel                                        Director              President & Chief Executive Officer of DIC; Chief
3 Azrieli Center, The Triangular Tower, 44th                          Executive Officer of NetVision Ltd.
floor, Tel-Aviv 67023, Israel

Avraham Asheri                                  Director              Director of companies
12 Yoshpe Street, Apt. 7,
Mevasseret Zion 90805, Israel

Prof. Yair Be'ery                               Director              Professor - Department of Electrical Engineering,
6 Sweden Street,                                                      Tel Aviv University.
Petah Tikva 49317, Israel

Yaacov Goldman                                  External Director     Director of companies
39 Nachlieli Street,
Hod Hasharon 45355, Israel

Prof. Gabriel Barbash                           Director              Director General of the Tel Aviv
14 Zisman Street,                                                     Sourasky Medical Center.
Ramat Gan 52521, Israel

Nochi Dankner                                   Director              Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th                          Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Ari Bronshtein                                  Director              Vice President of DIC
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Arie Ovadia                                     Director              Advisor and Director of companies
Harav Amiel 10,
Tel Aviv, 62223, Israel

Amos Shapira                                    Director              Chief Executive Officer of Cellcom Israel Ltd.
Hagavish Street
Industrial Zone, Poleg, Netanya
42140, Israel

Tida Shamir                                     Director              Attorney
3a Jabotinsky Street
Ramat Gan 52520

Doron Birger                                    President and Chief   President and Chief Executive Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Executive Officer
floor, Tel-Aviv 67023, Israel

Moshe Fourier                                   Vice President and    Vice President and Chief Technology Officer of
3 Azrieli Center, The Triangular Tower, 42nd    Chief Technology      Elron.
floor, Tel-Aviv 67023, Israel                   Officer

Rinat Remler                                    Vice President,       Vice President, Chief Financial Officer of Elron.
3 Azrieli Center, The Triangular Tower, 42nd    Chief Financial
floor, Tel-Aviv 67023, Israel                   Officer

Assaf Topaz                                     Vice President        Vice President of Elron.
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

Yair Cohen                                      Vice President        Vice President of Elron
3 Azrieli Center, The Triangular Tower, 42nd
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

Schedule G

                        Directors and Executive Officers
                                       o f
                                ECI TELECOM LTD.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                           POSITION                     CURRENT PRINCIPAL OCCUPATION
--------------                           --------                     ----------------------------
Micha Anghel                             External Director            Director, Partner Communications Co. Ltd.,
4 Efter Street,                                                       PowerDsine Ltd., Scopus Video Networks Ltd. and
Tel-Aviv 69362, ISRAEL                                                Syneron Medical Ltd.; Chairman of the Board,
                                                                      Tel- Aviv University Executive Program

Raanan Cohen                             Director                     Chief Executive Officer of Koor Industries Ltd.; Vice
Koor Industries Ltd.                                                  President of Discount Investment Corporation Ltd.
3 Azrieli Center,
The Triangular Tower, 44th floor,
Tel-Aviv 67023, ISRAEL

Eyal Desheh                              Director                     Executive Vice President and Chief Financial Officer,
Checkpoint Software Technologies Ltd.                                 Checkpoint Software Technologies Ltd.
3a' Jabotinsky Street, 24th floor
Ramat-Gan 52520, ISRAEL

Shlomo Dovrat                            Chairman of the Board        Chairman of the Board of ECI; Founder and General
Carmel Ventures Software Fund                                         Partner, Carmel Software Funds and Carmel Ventures L.P.
Delta House
16 Abba Eban Ave., 1st floor
Herzliya 46725, ISRAEL

Yochi Dvir                               External Director            Director, Menorah Insurance Company Ltd. (Chairman
15 Amirim Street                                                      Audit and Investment Committees), Strauss-Elite Ltd.
Tel-Aviv, ISRAEL                                                      (Chairman Financial, Audit and Remuneration Committees),
                                                                      Israel Corporation Ltd. (Chairman Audit Committee), Trendline
                                                                      Busienss Information & Communications Ltd. (Chairman Audit
                                                                      Committee); Private Business Consultant; Va'Ad Hapoel Haifa
                                                                      University (Chairman Investment Committee)

Craig Ehrlich                            Director                     Chairman, GSM Association
Asia Pacific Center
8 Wyndham Street, Room 701
Central Hong Kong SAR
CHINA (CITIZENSHIP - USA)

Avi Fischer                              Director                     Executive Vice President of IDB Holding Corporation
3 Azrieli Center,                                                     Ltd.; Deputy Chairman, IDB Development Corporation
The Triangular Tower, 45th floor,                                     Ltd.; Co-Chief Executive Officer, Clal Industries and
Tel-Aviv 67023, ISRAEL                                                Investments Ltd.

Colin Green                              Director                     Former Group Commercial Director and Secretary, British
9 St. Leonard's Road                                                  Telecommunications plc.
Surbiton, Surrey KT6 4DE
UNITED KINGDOM

Jonathan Kolber                          Director                     Chairman of the Board, Koor Industries Ltd.
Koor Industries Ltd.
3 Azrieli Center
Triangular Tower
Tel-Aviv 67023, ISRAEL

Niel Ransom                              Director                     Former Chief Technology Officer, Alcatel
Ransomshire Associates, Inc.
400 Wellspring Farms Lane
Rolesville NC 27571
U.S.A

Casimir Skrzypczak                       Director                     Former Senior Vice President - Customer Advocacy at Cisco
90 Oxford Road                                                        Systems, Inc.
Rockville Center
New York 11570
U.S.A.

Gerd Tenzer                              Director                     Former Deputy Chairman of the Board of Management,
Lindenweg 8                                                           Deutsche Telekom AG
D53545 Linz am Rhein
GERMANY

Itzik Zion
ECI Telecom Ltd.                         Executive Vice President     Executive Vice President and Chief Financial Officer,
30 HaSivim Street                        and Chief Financial Officer  ECI Telecom Ltd.
Petach Tikva 49517
ISRAEL

Avi Cohen                                Executive Vice President     Executive Vice President and Chief Operating Officer,
ECI Telecom Ltd.                         and Chief Operating Officer  ECI Telecom Ltd.
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Ido Gur                                  Executive Vice President,    Executive Vice President, Global Sales and Marketing,
ECI Telecom Ltd.                         Global Sales and Marketing   ECI Telecom Ltd.
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Atzmon Lifshitz                          Corporate Vice President,    Corporate Vice President, Human Resources, ECI Telecom Ltd.
ECI Telecom Ltd.                         Human Resources
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Rafi Maor                                President and Chief          President and Chief Executive Officer, ECI Telecom Ltd.
ECI Telecom Ltd.                         Executive Officer
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Dror Nahumi                              Executive Vice President     Executive Vice President and Chief Strategy Officer,
ECI Telecom Ltd.                         and Chief Strategy Officer   ECI Telecom Ltd.
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Amnon Shachar                            Corporate Vice President,    Corporate Vice President, Global Resources, ECI Telecom Ltd.
ECI Telecom Ltd.                         Global Resources
30 HaSivim Street
Petach Tikva 49517
ISRAEL

Eyal Shaked                              Executive Vice President     Executive Vice President and General Manager, Optical
ECI Telecom Ltd.                         and General Manager,         Networks Division, ECI Telecom Ltd.
30 HaSivim Street                        Optical Networks
Petach Tikva 49517
ISRAEL

Anthony Scarfo                           Executive Vice President     Executive Vice President and General Manager, Data
ECI Telecom DND, Inc.                    and General Manager, Data    Networking Division, ECI Telecom Ltd.
Omega Corporate Center                   Networking
1300 Omega Drive
Pittsburgh, PA 15205
U.S.A.

Schedule H

                        Directors and Executive Officers
                                       o f
                      DISCOUNT INVESTMENT CORPORATION LTD.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                                         Clal Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Zvi Livnat                                      Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Director              Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th                          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Gideon Lahav                                    Director              Director of companies.
124 Ehad Ha-Am Street, Tel-Aviv 65208, Israel

Moshe Arad                                      External Director     Director of companies.
14 Shay Agnon Street, Jerusalem 92586, Israel

Gideon Dover                                    External Director     Chief Executive Officer and director of Dover
11 Hamaalot Street, Herzlia B 46583, Israel                           Medical and Scientific Equipment Ltd.

Niv Ahituv, Prof.                               External Director     Professor in the faculty of business management,
Business Management Faculty, Recanati                                 Tel Aviv University
Building, Tel Aviv University, Tel Aviv
69978, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.


Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
17, KEREM HAZEITIM STREET, SAVION 56536,                              vehicle sector of the David Lubinski Ltd. group.
ISRAEL

Adiel Rosenfeld                                 Director              Representative in Israel of the Aktiva group.
42 Ha'Alon Street, Timrat 23840, Israel

Ami Erel                                        President and Chief   President and Chief Executive Officer of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Executive Officer
floor, Tel-Aviv 67023, Israel

Oren Lieder                                     Senior Vice           Senior Vice President and Chief Financial Officer
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   of DIC.
floor, Tel-Aviv 67023, Israel                   Financial Officer

Raanan Cohen                                    Vice President        Vice President of DIC; Chief Executive Officer of
3 Azrieli Center, The Triangular Tower, 44th                          Koor Industries Ltd.
floor, Tel-Aviv 67023, Israel

Ari Bronshtein                                  Vice President        Vice President of DIC.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Michel Dahan                                    Vice President and    Vice President and Comptroller of DIC.
3 Azrieli Center, The Triangular Tower, 44th    Comptroller
floor, Tel-Aviv 67023, Israel

Itzhak Ravid, CPA                               Internal Auditor      Managing Partner of Raveh-Ravid & Co., Accountants
32 A HaBarzel St.
Tel Aviv 69710

(*)  Dual citizen of Israel and France

Schedule I

                        Directors and Executive Officers
                                       of
                        IDB Development Corporation Ltd.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and Clal
floor, Tel-Aviv 67023, Israel                                         Industries and Investments Ltd.; Director of
                                                                      companies.

Zehava Dankner                                  Director              Member of the executive committee of the Beautiful
64 Pinkas Street, Tel Aviv 62157, Israel                              Israel Council.

Avi Fischer                                     Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Zvi Livnat                                      Deputy Chairman of    Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    the Board of          Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   Directors             Officer of Clal Industries and Investments Ltd.

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Super-sol Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shay Livnat                                     Director              President of Zoe Holdings Ltd.
26 Shalva Street, Herzlia Pituach 46705,
Israel

Eliahu Cohen                                    Director and Chief    Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower 44th     Executive Officer
floor, Tel-Aviv 67023, Israel

Isaac Manor (*)                                 Director              Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel                              of the David Lubinski Ltd. group.

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Abraham Ben Joseph                              Director              Director of companies.
87 Haim Levanon Street, Tel-Aviv 69345, Israel

Amos Malka                                      External Director     Chairman of Albar Mimunit Services Ltd.
18 Nahal Soreq Street, Modi'in 71700, Israel

Dr. Yoram Margalioth                            External Director     Senior lecturer (expert on tax laws) at the
16 Ha'efroni Street, Raanana 43724,                                   Faculty of Law in the Tel Aviv University.
Israel

Irit Izakson                                    Director              Director of companies.
15 Great Matityahou Cohen Street, Tel-Aviv
62268, Israel

Lior Hannes                                     Senior Executive      Senior Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Vice  President       Chief Executive Officer of IDB Investments (U.K.) Ltd.
floor, Tel-Aviv 67023, Israel

Dr. Eyal Solganik                               Executive Vice        Executive Vice President and Chief Financial
3 Azrieli Center, The Triangular Tower, 44th    President and Chief   Officer of IDB Development; Chief Financial
floor, Tel-Aviv 67023, Israel                   Financial Officer     Officer of IDB Holding.

Ari Raved                                       Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Gavrieli                                   Vice President        Vice President of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Haim Tabouch                                    Vice President and    Vice President and Comptroller of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th    Comptroller           Comptroller of IDB Holding.
floor, Tel-Aviv 67023, Israel

Inbal Tzion                                     Vice President and    Vice President and Corporate Secretary of IDB
3 Azrieli Center, The Triangular Tower, 44th    Corporate Secretary   Development; Corporate Secretary of IDB Holding.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.

Schedule J

                        Directors and Executive Officers
                                       of
                          IDB Holding Corporation Ltd.
                           (as of September 20, 2007)

Citizenship is the same as country of address, unless otherwise noted.

NAME & ADDRESS                                  POSITION              CURRENT PRINCIPAL OCCUPATION
--------------                                  --------              ----------------------------
Nochi Dankner                                   Chairman of the       Chairman and Chief Executive Officer of IDB
3 Azrieli Center, The Triangular Tower, 44th    Board of Directors    Holding; Chairman of IDB Development, DIC and
floor, Tel-Aviv 67023, Israel                   and Chief Executive   Clal Industries and Investments Ltd.; Director of
                                                Officer               companies.

Isaac Manor (*)                                 Deputy Chairman of    Chairman of companies in the motor vehicle sector
26 Hagderot Street, Savion 56526, Israel        the Board of          of the David Lubinski Ltd. group.
                                                Directors

Arie Mientkavich                                Vice Chairman of      Chairman of Elron; Chairman of Clal Tourism Ltd.; Deputy
14 Betzalel Street,                             the Board of          Chairman of Gazit-Globe Israel (Development) Ltd.
Jerusalem 94591,Israel                          Directors

Zehava Dankner                                  Director              Member of the executive committee of the
64 Pinkas Street, Tel Aviv 62157, Israel                              Beautiful Israel Council.

Lior Hannes                                     Director              Senior Executive Vice President of IDB Development;
3 Azrieli Center, The Triangular Tower, 44th                          Chief Executive Officer of IDB Investments (U.K.) Ltd.
floor, Tel-Aviv 67023, Israel

Refael Bisker                                   Director              Chairman of Property and Building Corporation Ltd.;
3 Azrieli Center, The Triangular Tower, 44th                          Chairman of Super-sol Ltd.
floor, Tel-Aviv 67023, Israel

Jacob Schimmel                                  Director              Director of UKI Investments.
17 High field Gardens, London W11 9HD, United
Kingdom

Shaul Ben-Zeev                                  Director              Chief Executive Officer of Avraham Livnat Ltd.
Taavura Junction, Ramle 72102, Israel

Eliahu Cohen                                    Director              Chief Executive Officer of IDB Development.
3 Azrieli Center, The Triangular Tower, 44th
floor, Tel-Aviv 67023, Israel

Dori Manor (*)                                  Director              Chief Executive Officer of companies in the motor
18 Hareches Street, Savion 56538, Israel                              vehicle sector of the David Lubinski Ltd. group.

Meir Rosenne                                    Director              Attorney.
8 Oppenheimer Street, Ramat Aviv,
Tel Aviv 69395, Israel

Shmuel Lachman                                  External Director     Information technology consultant
9A Khilat Jatomir Street,
Tel Aviv 69405, Israel


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


Zvi Dvoresky                                    External Director     Manager of a company involved in the real
12 Ha-rofe Street,                                                    estate business
Haifa 34366, Israel

Zvi Livnat                                      Director and          Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    Executive Vice        Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                   President             Officer of Clal Industries and Investments Ltd.

Avi Fischer                                     Executive Vice        Executive Vice President of IDB Holding; Deputy
3 Azrieli Center, The Triangular Tower, 45th    President             Chairman of IDB Development; Co-Chief Executive
floor, Tel-Aviv 67023, Israel                                         Officer of Clal Industries and Investments Ltd.

Dr. Eyal Solganik                               Chief Financial       Chief Financial Officer of IDB Holding; Executive
3 Azrieli Center, The Triangular Tower, 44th    Officer               Vice President and Chief Financial Officer of IDB
floor, Tel-Aviv 67023, Israel                                         Development.

Haim Tabouch                                    Comptroller           Comptroller of IDB Holding; Vice President and
3 Azrieli Center, The Triangular Tower, 44th                          Comptroller of IDB Development.
floor, Tel-Aviv 67023, Israel

(*)  Dual citizen of Israel and France.


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